Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

October 27, 2010

Via Edgar

David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE

Washington, DC  20549

Re:          Res-Care, Inc.

Amendment No. 2 to Schedule 14D-9

Filed on October 25, 2010

File No. 005-49827

Dear Mr. Orlic:

Per your request, enclosed is a marked document created to show the changes to ResCare’s 14D-9 made by Amendment No. 2 filed on October 25, 2010.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

FROST BROWN TODD LLC

Alan K. MacDonald